As filed with the Securities and Exchange Commission on August 9, 2017

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-3
REGISTRATION STATEMENT UNDER
THE SECURITIES ACT OF 1933

ARROW FINANCIAL CORPORATION

(Exact name of registrant as specified in its charter)

New York
(State or other jurisdiction of
incorporation or organization)

22-2448962
(I.R.S. Employer
Identification No.)

250 Glen Street
Glens Falls, NY 12801
(Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

Terry R. Goodemote
Executive Vice President, Treasurer and Chief Financial Officer
Arrow Financial Corporation
250 Glen Street
Glens Falls, NY 12801
518.745.1000
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:
Michele C. Kloeppel
Thompson Coburn LLP
One US Bank Plaza
St. Louis, Missouri 63101
314.552.6000

Approximate date of commencement of proposed sale to public: From time to time after the effective date of this registration statement.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☑

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.

If this Form is a registration statement pursuant to General Instruction I.D. or a post-effective amendment thereto that shall become effective upon filing with the Commission pursuant to Rule 462(e) under the Securities Act, check the following box.

If this Form is a post-effective amendment to a registration statement filed pursuant to General Instruction I.D. filed to register additional securities or additional classes of securities pursuant to Rule 413(b) under the Securities Act, check the following box.

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act.


Large accelerated filer ☐   Accelerated filer ☑

Non-accelerated filer ☐   Smaller reporting company ☐   Emerging growth company ☐


If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐


CALCULATION OF REGISTRATION FEE


Title of each class of securities to be registered	Amount to be registered [1]	Proposed maximum offering price per unit [2]	Proposed maximum aggregate offering price [2]	Amount of registration fee
Common Stock, $1.00 Par Value	105,849	$32.75	$3,466,555	$401.77

(1) Pursuant to Rule 416(a), this registration statement also covers any additional securities that may be offered or issued in connection with any stock split, stock dividend or similar transaction. This number represents the maximum number of shares of Common Stock currently authorized by the Registrant for offer and sale by it under the Arrow Financial Corporation 2011 Employee Stock Purchase Plan.

(2) This number is calculated pursuant to Rule 457(c) of the Securities Act of 1933, based on the average high and low prices reported on NasdaqGS® under the symbol AROW, on August 3, 2017, which is within five (5) business days of the filing hereof.

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

The information in this Prospectus is not complete and may be changed. We may not sell these securities pursuant to the registration statement filed with the Securities and Exchange Commission until such registration statement is effective. This Prospectus is not an offer to sell these securities and it is not soliciting any offer to buy these securities in any state where the offer or sale is not permitted.


Subject to Completion,
Dated August 9, 2017

PROSPECTUS



ARROW FINANCIAL CORPORATION
2011 EMPLOYEE STOCK PURCHASE PLAN
105,849 Shares of
Common Stock


Arrow Financial Corporation (the "Company") is pleased to offer to certain persons employed by or rendering services to the Company, or its direct or indirect subsidiaries, the opportunity to participate in the Company's 2011 Employee Stock Purchase Plan (the "Plan"). As of August 1, 2017, 105,849 shares of the Company's common stock, $1.00 par value ("Common Stock"), remain available for issuance under the Plan.

The Common Stock is listed on NasdaqGS® Market under the ticker symbol "AROW."

The purchase price for shares of Common Stock purchased by participants under the Plan is based on the prevailing market price of the Common Stock at the time of purchase and may be discounted from the current market price. The maximum discount for shares purchased under the Plan is 5%. The Compensation Committee of the Company's Board of Directors determines the discount, if any, applicable from time to time to purchases under the Plan. The Compensation Committee also may set a maximum limit on the dollar amount of a participant's periodic contributions eligible to be invested at a discount. Even if no discount applies to a particular purchase, the purchase price for shares purchased under the Plan will never be greater than the current market price of the Common Stock on the date of purchase. See **Question 8 on page 6 of this Prospectus** for further information on the purchase price for shares under the Plan.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Plan accounts are not savings accounts, deposit accounts or obligations of a bank. Thus, Plan accounts are <u>not</u> insured by the FDIC, SIPC or any other government agency, and may lose value. There is no bank guarantee of your Plan account or the securities in your account.

Investing in our Common Stock involves investment risks. See the section titled "Risk Factors" in this Prospectus on page 2.

The date of this Prospectus is _____, 2017.

PROSPECTUS

ARROW FINANCIAL CORPORATION

2011 EMPLOYEE STOCK PURCHASE PLAN

TABLE OF CONTENTS

Arrow Financial Corporation
2011 Employee Stock Purchase Plan

PROSPECTUS SUMMARY

The Company offers to certain persons employed by or rendering services to the Company, or its direct or indirect subsidiaries, the opportunity to participate in the Plan. As of August 1, 2017, 105,849 shares of the Company's Common Stock remain available for issuance under the Plan.

Participation in the Plan is entirely voluntary.

The purchase price for shares of Common Stock purchased by participants under the Plan is based on the prevailing market price of the Common Stock at the time of purchase and may be discounted from the current market price. The maximum discount for shares purchased under the Plan is 5%. The Compensation Committee of the Company's Board of Directors determines the discount, if any, applicable from time to time to purchase under the Plan. The Compensation Committee also may set a maximum limit on the dollar amount of a participant's periodic contributions eligible to be invested at a discount. Even if no discount applies to a particular purchase, the purchase price for shares purchased under the Plan will never be greater than the current market price of the Common Stock on the date of purchase. See **Question 8 on page 6 of this Prospectus** for further information on the purchase price for shares under the Plan.

This Prospectus and supplemental materials provided by the Company from time to time explain the Plan and the choices available to participants. In deciding from time to time whether you will participate or continue to participate in the Plan and thereby purchase Arrow stock through the Plan, you should rely only on this Prospectus, any Prospectus supplement, and the incorporated Arrow documents. Please read this prospectus carefully.

No person is authorized to give any information or to make any representation not contained in this Prospectus. You must not rely on any unauthorized representations or information. This Prospectus is an offer to sell only the shares of Common Stock offered hereby, and only under circumstances and in jurisdictions where it is lawful to do so. In deciding whether you will participate in the Plan and purchase Arrow stock through the Plan, you should rely only on this Prospectus, any Prospectus supplement, and the incorporated Arrow Financial Corporation documents. You should not assume that the information contained in this Prospectus is accurate as of any other date other than the date of this Prospectus.

CAUTIONARY NOTE ABOUT FORWARD-LOOKING STATEMENTS

The information contained in this Prospectus and in other documents incorporated by reference in this Prospectus may contain statements that are not historical in nature but rather are based on our beliefs, assumptions, expectations, estimates and projections about the future. These statements are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended (the "Securities Act"), and Section 21E of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and involve a degree of uncertainty and attendant risk. Words such as "expects," "believes," "anticipates," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Some of these statements are merely presentations of what future performance or changes in future performance would look like based on hypothetical assumptions and on simulation models. Other forward-looking statements are based on our general perceptions of market conditions and trends in business activity, both our own and in the banking industry generally, as well as current management strategies for future operations and development.

RISK FACTORS

An investment in our securities involves risk. Before making decisions from time to time regarding your participation in the Plan, you should carefully read and consider the risk factors set forth in our most recent Annual Report on Form 10-K (the "Latest Form 10‑K") filed with the Securities and Exchange Commission (the "SEC") as well as any updated disclosure about risk factors contained in any Quarterly Reports on Form 10-Q, Current Reports on Form 8-K or other filings that we have made with the SEC since the end of the fiscal year covered by the Latest Form 10-K (the "Subsequent SEC Reports"). Our Latest Form 10-K and Subsequent SEC Reports are at all times incorporated by reference in this Prospectus. Before making your decisions on participation, you should also refer to other information contained or incorporated by reference in this Prospectus and any applicable Prospectus Supplement from time to time. Moreover, there are always risks and uncertainties of which we are unaware that could also materially adversely affect our business, financial condition or results of operations. In any case, the value of our securities could decline, and you could lose all or part of your investment.

GENERAL PLAN INFORMATION

The following, in question-and-answer form, describes the Plan. The full text of the Plan is included as Exhibit 4.1 to the Company's Form S-3 Registration Statement filed on June 29, 2011, with the SEC (file number 333-175236). Any participant may obtain a copy of the Plan at no charge by submitting a request in written form to the Administrator. See Question 2.

Plan Purpose

1.   **What is the purpose of the Plan?**

The primary purpose of the Plan is to provide certain persons employed by or rendering services to the Company or its subsidiaries with an incentive to work for the continued success of the Company by encouraging them to acquire, through the Plan, a proprietary interest in the Company in the form of the Company's Common Stock. The Plan is also intended to help the Company retain the services of such persons and attract additional qualified personnel.

The Plan was approved by the Company's shareholders on April 27, 2011, and became effective August 15, 2011. The Plan is the successor to the Company's 2000 Employee Stock Purchase Plan (the "2000 Plan"), which was discontinued on such date.

Plan Administrator

2.   **Who is the Plan administrator and what are the administrator's duties?**

In accordance with the Plan, the Compensation Committee (the "Compensation Committee") of the Board of Directors of the Company (the "Board") will serve as the administrator of the Plan (the "Administrator").

The Administrator has overall responsibility for the oversight and operation of the Plan. The Administrator may entrust to one or more agents selected by it certain administerial duties under the Plan, including maintenance of separate accounts for participants, distribution of account statements and other Plan materials to participants and eligible persons, and execution of Plan operations, including collection and investment of participant contributions and distribution to participants of shares held in their Plan accounts or the proceeds of sales of shares held in their accounts.

The Administrator has selected the Company's subsidiary bank, Glens Falls National Bank and Trust Company, Glens Falls, New York (the "Administrative Agent"), to be its principal agent to assist it in administering the Plan, including performance of the tasks listed in the preceding paragraph.

All communications with the Administrator should be directed to the Administrative Agent as follows:

> Glens Falls National Bank and Trust Company
> 250 Glen Street
> Glens Falls, New York 12801
> Attn: Human Resources Department; ESPP Administration
>
> (Telephone number 518-415-4248)

Most participant questions and requests regarding the Plan can be answered and/or fulfilled by the Administrative Agent.

The Administrative Agent has forms for you to use if you wish to commence participation in the Plan, change the level of your participation, sell or withdraw any shares held in your Plan account, or terminate your participation in the Plan.

The Plan is not subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

Participation

3.   **Who is eligible to participate in the Plan?**

The following persons are eligible to participate in the Plan:

(i)   *Regular Employees*. All regular employees of the Company and its subsidiaries who are 18 years of age or older and have been employed by the Company or its subsidiaries continuously for at least one month are eligible to participate.

(ii)   *Directors*. Directors of the Company and its subsidiaries are eligible to participate in the Plan from the date they take office.

(iii)   *Advisory Directors*. Members of regional and community development boards or similar advisory boards established and maintained by the Company or its subsidiaries may participate in the Plan.

(iv)   *Retirees*. Employees who retire from time to time under the Company's principal retirement plan then in effect, including those who elect early retirement under the early retirement provisions of that plan, may continue to participate in the Plan, provided that they were participating at the time of their retirement.

Directors of the Company or its subsidiaries who cease to serve as directors, for any reason, after attaining the early retirement age for employees designated under the Company's principal retirement plan then in effect may continue to participate in the Plan, provided that they were participating at the time they ceased to serve as directors.

All such ex-employees or ex-directors who elect to continue their participation upon retirement may continue to participate so long as they actively participate, that is, make regular contributions to the Plan. However, if and when any such retiree participant terminates his or her participation in the Plan (i.e., discontinues making regular contributions), such participant may not resume his or her participation at a later date, unless such participant re-qualifies by virtue of once again becoming an eligible non-retiree participant (i.e., an active employee, director or advisory director).

Advisory directors of the Company and its subsidiaries who cease to serve as advisory directors may not continue to participate in the Plan beyond the date they cease to serve as such, regardless of their age, even if they were participating in the Plan at the time they ceased to serve.

Note: _Carryover Participation by Participants in the Company's 2000 Employee Stock Purchase Plan._ Any person who was participating in the 2000 Plan at the time it was terminated and replaced by this Plan, automatically continued his or her participation in this Plan and will continue to participate in this Plan as an employee, director, advisory director or retiree, subject to the terms and conditions of this Plan, until his or her participation terminates. On such date, the plan accounts of participants under the 2000 Plan automatically became their Plan accounts under this Plan and their elections on levels of participation under the 2000 Plan automatically became their participation elections under this Plan and will remain as their participation election until subsequently changed by them. The current Plan is substantially similar in all material respects to the 2000 Plan that it superseded**.**

4.   **How does an eligible person begin his or her participation in the Plan?**

Any person who is eligible to participate in the Plan and wishes to participate may do so by completing the prescribed participation form and returning it to the Administrative Agent. See Question 2. For Employees, participation will commence as of the first day of the first month following receipt by the Administrative Agent of their participation form. For other participants, participation will commence on the earliest practicable date after the Administrative Agent's receipt of their form.

5.   **How does a participant make contributions to the Plan?**

Participants make contributions to the Plan as follows:

(i)   In the case of _participating employees_, contributions are made through automatic regular payroll deductions.

(ii)   In the case of _participating directors and advisory directors_, contributions are made through either or both of two payment methods: (1) automatic regular conversion of all or a portion of the directors' or advisory directors' fees (including retainers and fees for serving on committees of boards) otherwise payable to them in cash by the Company or its subsidiaries from time to time ("Automatic Conversion of Directors' Fees"), or (2) automatic direct monthly withdrawals from deposit accounts maintained by such directors or advisory directors with the Company's subsidiary banks ("Automatic Withdrawals from Deposit Accounts").

(iii)   In the case of _participating retirees_, contributions are made through Automatic Withdrawals from Deposit Accounts, unless the retirees also are receiving regular payments of fees from the Company or its subsidiaries from which such contributions may automatically be deducted and applied, in which case contributions may be made, at the election of the participant, through deduction and application of amounts drawn from such payments.

In certain circumstances, the Administrator in its discretion may permit participants to make regular contributions at regular intervals to the Plan in other ways.

Optional one-time cash purchases of shares are not permitted under the Plan, including by those persons who are currently participating through regular contributions.

6. **What are the dollar limits on participant contributions?**

The Compensation Committee establishes minimum and maximum dollar limits on participant contributions from time to time. The Compensation Committee also may establish from time to time a maximum dollar amount of contributions that are eligible to be invested at a discount, which may be a lesser amount than the overall maximum dollar limit on contributions.

Currently, for participating employees and participating retirees, the minimum monthly contribution is $5.00 and the maximum monthly contribution is $2,000. The maximum dollar amount that is eligible to be invested at a discount is currently $1,000 per month.

For participating directors and advisory directors, the current limitation on minimum and maximum contributions may vary, depending on whether the individual is contributing through Automatic Conversion of Directors' Fees or Automatic Withdrawals from Deposit Accounts or both such methods. If a director or advisory director is contributing through Automatic Conversion of Directors' Fees, the minimum contribution is 1% of all such fees, including retainers and committee fees, payable in cash from time to time (which may vary by month), and the maximum contribution is 100% of all such fees payable in cash from time to time. If a director or advisory director is contributing through Automatic Withdrawals from Deposit Accounts, the minimum and maximum contributions are $5.00 per month and $2,000 per month, respectively, the same limitations that apply to participating employees and participating retirees. If an individual director is contributing through both methods, the minimum and maximum limits are applied separately. For directors and advisory directors, however, the maximum dollar amount of contributions in any one month entitled to be invested at a discount is currently the same as for other participants, i.e., $1,000, including both forms of contributions (i.e., not $1,000 from fees and $1,000 from withdrawals).

These minimum and maximum levels may be changed from time to time by the Compensation Committee.

Under the Plan, neither the Administrator nor any of its agents may waive these maximum and minimum levels for any individual participants, for any reason.

Within the minimum and maximum contribution limits established from time to time, you may select your own individual level of contributions to the Plan. Participating employees select a dollar amount to be withheld from their paycheck per pay period (e.g., $20.00 per pay period). Participating directors, advisory directors and retirees who contribute through Automatic Withdrawals from Deposit Accounts select a dollar amount to be withdrawn and contributed per month (e.g., $40.00 per month). Participating directors and advisory directors who participate through conversion of directors' fees designate a fixed percentage of such fees owed to them on an ongoing basis (e.g., 50% of fees**).**

You will indicate your desired level of participation, including any changes in your level of participation, on forms obtained from the Administrative Agent. See Question 2.

7. **How often may I change the level of my participation? If I terminate my participation, may I resume my participation later?**

You may change your level of participation in the Plan from time to time, subject to such limitations as may be established from time to time by the Compensation Committee. Currently, participants are permitted to change their level of participation not more frequently than once in any calendar quarter.

If you decrease your level of contributions to zero, you will be treated as having terminated your participation in the Plan. Participants, including retiree participants, who terminate their participation are not permitted to resume participation for one full year from the end of the calendar quarter in which they terminated participation, and then may resume participation only if on the date of resumption they qualify once again to become non-retiree participants in the Plan—i.e., they continue to serve or have resumed serving as employees, directors or advisory directors. See Question 17.

8. **What is the discount for shares purchased under the Plan? What are the limits on discounted purchases?**

If so determined by the Compensation Committee, participants may receive a discount from the current market price of the Common Stock for some or all of the shares acquired on their behalf under the Plan. The maximum such discount permitted under the Plan at any time is 5%. Currently, the Compensation Committee has determined that the discount under the Plan will be 5%. That is, shares purchased under the Plan with a participant's contributions will be purchased at 95% of the current market price of the Common Stock, subject to the limits on discounted purchases discussed in the following paragraph. The current market price is defined as the average of the high and low sales prices for the Common Stock as reported on the NASDAQ Global Select Market System for the last trading date prior to the date of purchase.

The Compensation Committee may set limits from time to time on the maximum dollar amount of the contributions by any participant that will be invested at the applicable discounted purchase price. Any contributions by a participant in excess of such amount (but within the overall maximum dollar amount limitation applicable to such participant) would be invested in shares of Common Stock at 100% of the current market price, that is, on a non-discounted basis. Currently, the Compensation Committee has determined that the 5% price discount applies only to the first $1,000 of a participant's monthly contributions to the Plan, regardless of a participant's method of contribution and, in the case of participating directors or advisory directors, even if the participant utilizes both permitted methods of participation, i.e., automatic conversion of directors' fees and automatic withdrawals from a deposit account.

9. **How and when are shares purchased under the Plan?**

On the first business day of each month, all participant contributions to the Plan received by the Administrative Agent during the preceding month, including by payroll withholdings, will be commingled and invested in shares of Common Stock. All shares of Common Stock purchased under the Plan are purchased directly from the Company (not on the open market) and are credited to the Plan accounts of individual participants immediately. You will receive credit for fractional shareholdings up to three decimal places (.001), as appropriate.

Periodic statements for your Plan account will show all relevant information for shares acquired on your behalf with your Plan contributions. See Question 14 regarding account statements.

10.   In whose name will shares acquired under the Plan be registered?

All shares purchased under the Plan on your behalf will be delivered to the Administrative Agent and will be registered on the stock transfer books of the Company in the name of the Administrative Agent or its nominee. The shares will remain so registered for as long as the shares are held in your Plan account. If and when the shares are subsequently distributed by the Administrative Agent out of your Plan account to you or your designee(s), they will be registered in your name or that of your designee(s).

11.   May I specify a co-owner of my Plan account? If so, what impact will the addition of such a co-owner have upon my rights as a participant under the Plan?

As a participant in the Plan, you may specify that your Plan account is to be a joint account. To have a joint account, you must identify on your participation form one or more co-owners of your account. These co-owners may be any members of your immediate family (e.g., spouse, children, siblings) or may be any other individuals with whom you have a personal or business relationship. All co-owners must be natural persons. You may not have a joint account with any business entity, such as a corporation or a partnership, nor may you specify any trust as a co-owner. In addition, you may not accept payment in any form, cash or otherwise, from any co-owner(s) of your account that is applied by you, directly or indirectly, or reimburses you for the purchase of any shares of Common Stock through the Plan.

If you decide to name one or more co-owners and thus make your Plan account a joint account, you and the other co-owner(s) will have certain rights with respect to the assets in the account. For example, any decision to sell or withdraw shares from the account will have to be approved by all co-owners of the account. See Questions 15 and 16 regarding the sale or withdrawal of shares from Plan accounts. Similarly, if you have a joint account and your participation in the Plan terminates, decisions regarding the distribution of account assets upon closing of the account also will have to be approved by all co-owners. See Question 19.

On the other hand, you as the Plan participant have the sole right to determine any changes in your level of participation in the Plan or to terminate your participation in the Plan, even if your account is a joint account.

If you have previously established a Plan account in your own name but wish to make it a joint account by adding one or more co-owners, or if you have previously established a joint account but wish to put the account in your own name or to add or subtract co-owners, you may do so without discontinuing your participation in, or contributions to, the Plan. You will simply need to complete and deliver to the Administrative Agent a new participation form showing the change in ownership of your account and any other documentation required by the Administrative Agent.

Such a change in Plan account ownership will be treated as the establishment by you of a new account and a termination and closing of your old account, with the assets in your old account to be distributed as directed by you (if the old account is solely owned by you) or as directed by you and the co-owners (if the old account is a joint account). Unlike the case of a normal termination of a Plan account, however, any change in ownership of your Plan account will not require you, the participant, to stay out of the Plan for any designated period of time.

All joint accounts are established as joint tenancies with right of survivorship. This means that if the participant or any co-owner dies while the assets are held in the joint account, the ownership interest of the deceased in account assets automatically passes to and vests in the surviving account owner or owners (if multiple owners survive, to the multiple owners jointly).

For U.S. Federal income tax considerations of jointly owned accounts, see Question 23.

12.   What is the cost to participants of participating in the Plan? Who pays brokerage commissions?

You will not be charged for the cost of opening and maintaining your Plan account. You will not be charged any brokerage commissions or fees for purchases of shares on your behalf under the Plan. You will not be charged any fees for withdrawing shares from your Plan account or for the distribution of shares to you when your account is closed.

However, if the Administrative Agent or its representatives sell any shares held in your Plan account into the market, as you may direct from time to time, while your participation continues or upon the closing of your account when your participation terminates, any brokerage commissions or transfer taxes paid in connection with the sales will be deducted from the sale proceeds before they are distributed to you. No administrative fees will be charged. See Questions 15 and 19, below, on sales of your shares by the Administrative Agent or its selected broker(s) or agent(s) and the consequences of closing your account.

13.   How will dividends be paid on shares held in my Plan account?

All cash dividends paid on shares of Common Stock held in your Plan account will be paid to the record owner of the shares (the Administrative Agent or its nominee) and credited by the Administrative Agent to your Plan account. These dividends will then be reinvested automatically in additional shares of Common Stock under the Arrow Financial Corporation Automatic Dividend Reinvestment Plan (the "DRIP") on the next dividend reinvestment date, which will likely precede, but will not be later than the next investment date under the Plan. The DRIP is available to the Company's shareholders generally and provides for automatic reinvestment of the cash dividends that are paid from time to time on shares that are participating in the DRIP in additional shares of Common Stock. The reinvestment under the DRIP of cash dividends paid from time to time on the shares held in your Plan account will not, however, result in your receiving a separate account in your name under the DRIP. Rather, the new shares of Common Stock purchased through the DRIP with the cash dividends paid on your Plan account shares will be credited automatically to your Plan account and will appear on your next Plan account statement. Even those Plan participants who also separately participate in the DRIP will not be entitled to have the new shares purchased with the cash dividends paid on their Plan account shares credited to their separate DRIP accounts.

Note: When cash dividends on your Plan shares are reinvested in additional shares of Common Stock through the DRIP, the additional shares will be purchased at the applicable DRIP purchase price, *not at the discounted price*, available for some or all of the shares purchased by you under the Plan.

Shares purchased through the DRIP with reinvested dividends paid on your Plan shares will be purchased at the same time and in the same manner as all other shares purchased under the DRIP. Such shares may be purchased (i) on the open market and/or (ii) directly from the Company as determined from time to time by the Company. Currently, all shares purchased under the DRIP are purchased at prices tied to the market price of the Common Stock in accordance with the DRIP. Purchases are effected as soon as practicable after the dividend payment date. You may obtain a copy of the DRIP brochure or prospectus describing in more detail how the plan operates free of charge from the Administrative Agent.

The only way for you to receive payments in cash equal to the cash dividends declared and paid by the Company from time to time on the shares of Common Stock acquired by you through the Plan is to withdraw such shares from the Plan.

If the Company declares and pays a stock dividend or a stock split, the shares distributable with respect to the shares of Common Stock held in your Plan account will be distributed to the Administrative Agent who will immediately credit the shares to your Plan account. The shares, like all other shares in your Plan account, will be registered in the name of the Administrative Agent or its nominee.

No interest will be paid to you on any cash held in your Plan account at any time, including cash contributions to your account or cash dividends received on shares held in your account, while such funds await investment in additional shares of Common Stock.

14. **What will my account statements look like? What other information will I receive?**

You will receive account statements from the Administrative Agent on a monthly basis. Your account statement will reflect all transactions in your Plan account during the 30-day period preceding the statement date. Among other things, the statement will reflect:

• All contributions by you during the period.

• All purchases of shares of Common Stock on your behalf.

• All dividends and other distributions on shares held in your account, including shares purchased with cash dividends.

• Any sales of shares held in your account during the period, and the net proceeds of sales after payment of any brokerage commissions or transfer taxes. See Question 15.

• Any withdrawals of shares from your account during the period. See Question 16.

• Total shareholdings in your account at period end.

Periodic statements also will identify the discounted purchase price paid for those shares acquired during the statement period at a discount on your behalf, as well as the current market price of such shares on the date of purchase. The difference between the two prices for shares acquired at a discount (i.e., the current market price minus the discounted purchase price) will be taxed as ordinary income to you on the date of purchase. See Question 23.

Your account statements can serve as your permanent cost record for shares acquired under the Plan, which you will need for tax purposes if you sell the shares at a later date. **Please keep your statements in a safe place.**

As a beneficial owner of the Common Stock held in your Plan account, you will receive all materials regularly distributed by the Company to its shareholders. This includes notices and proxy materials for meetings of Company shareholders, annual reports to shareholders, and other periodic communications. You also will have the authority to direct the Administrative Agent on how to vote the shares held in your account and, to the extent that Company shareholders may have other rights, how those rights should be exercised by the Administrative Agent with respect to the shares in your account.

Sale and Withdrawal of Shares

15. **May I sell shares held in my Plan account?**

Yes. You may elect, without terminating your participation in the Plan, to have the Administrative Agent sell some or all of the whole shares held in your account. Currently, you may elect such sales not more than twice in any calendar year. Written requests for sales of shares should be sent to the Administrative Agent. See Question 2.

The Administrative Agent conducts market sales of shares for Plan account holders on a regularly scheduled basis, as set by the Compensation Committee. Currently, such sales are conducted on the 20th day of each month (or if such is not a trading day, on the next trading day thereafter), and cover all sale requests received by the Administrative Agent on or before 12:00 noon, local time, on the 15th day of the month. Promptly after the sale of your shares, the Administrative Agent will send you a check in the amount of the proceeds, less applicable brokerage commissions or transfer taxes, if any. No administrative fees are charged for this service.

Note: If your account is a joint account, any sale of shares held in the account must be authorized by you and all co-owners of the account. The written request for sale delivered to the Administrative Agent on the prescribed form must be executed by you and all co-owners. Unless otherwise indicated on the request form, the proceeds of the sale of any shares held in a joint account will be made payable to you and the co-owner or co-owners of the account jointly.

Note: If you are a Company insider or affiliate, there are special restrictions on your ability to sell Plan shares. See Question 21.

16. **May I withdraw shares from my Plan account?**

Yes. You may elect, without terminating your participation in the Plan, to withdraw some or all of the whole shares held in your account. Under current Plan rules, you may elect such withdrawals not more than twice in any calendar year. Written requests for withdrawals of shares should be sent to the Administrative Agent. See Question 2. If you are a Company insider or affiliate, there are special restrictions on your ability to withdraw Plan shares. See Question 21.

The Administrative Agent will send to you one or more certificates evidencing the withdrawn shares within 30 days of receipt of your request. The withdrawn shares will be registered in any name(s) you may specify. If you do not specify, the shares will be registered in your name as it appears on the records of the Plan (assuming you are the sole owner of the Plan account).

If your account is a joint account, any withdrawal of shares from the account must be authorized by you and all co-owners of the account. The written request for withdrawal delivered to the Administrative Agent on the prescribed form must be executed by you and all co-owners. Unless otherwise indicated on the request form, the withdrawn shares will be registered in the names of you and the co-owner or co-owners of the account jointly.

After you withdraw shares from the Plan, any dividends or other distributions on the withdrawn shares will be mailed by the Company or its paying agent directly to you and/or the other persons in whose name the shares may have been registered. Dividends on withdrawn shares will not be reinvested automatically in additional shares of Common Stock, unless you separately elect to participate in the Company's DRIP with respect to such shares.

Termination of Participation in Plan

17.   How do I terminate my participation in the Plan? What happens if my participation terminates?

You may voluntarily terminate your participation in the Plan at any time, by written notice to the Administrative Agent. Termination will be effective on the date you select in the notice, which may not be earlier than the 5th business day after the date of your notice of termination.

Any reduction of your contributions under the Plan to zero will also constitute a termination of your participation in the Plan, which will be deemed effective on the first subsequent investment date on which Plan contributions would otherwise have been invested on your behalf but are not invested as a result of your reduction of contributions to zero.

If you voluntarily terminate your participation, you may not re-enter the Plan until at least one full year has elapsed after the end of the calendar quarter in which the termination becomes effective, and then may resume participation only if you are then serving as an employee, director or advisory director.

Note: Retired employees or directors who continue to participate in the Plan after their retirement (i.e., retiree participants) may not reduce their contributions to zero (or otherwise terminate their participation) and then resume their contributions (participation) at a later date unless they subsequently re-qualify for participation by once again becoming an active employee, director or advisory director.

When your participation in the Plan terminates, your Plan account is closed and the shares in your account will be (1) distributed to you, or (2) sold upon your request, with the sale proceeds distributed to you, or (3) transferred into an account in your name in the Company's DRIP, as you choose. You may indicate your choice among options (1), (2) and (3) on an account distribution form obtained from the Administrative Agent. If your account is a joint account, the choice of an option for distribution of your account assets must be approved by all co-owner(s) of the account. See Question 19.

If you wish to terminate your participation in the Plan, you should contact the Administrative Agent to obtain the appropriate forms. See Question 2.

18.   **What happens when I retire from the Company or my service with the Company terminates?**

If (i) you retire as an employee or cease to serve as a director at or after attaining the age designated as the early retirement age for employees under the Company's principal retirement plan, <u>and</u> (ii) you are participating in the Plan at the time of such retirement or cessation of service, you may elect to continue to participate in the Plan thereafter as a "retiree participant," at the same or a different level of participation, by so notifying the Company and filling out an appropriate form. The early retirement age for employees currently designated under the Company's principal retirement plan is 55 with 10 years of service. All retiree participants are subject to the same terms and conditions as other participants in the Plan, except that retiree participants who terminate their participation will not be permitted to resume participating in the Plan, even after expiration of the mandatory waiting period (one full year after the end of the calendar quarter in which the termination of participation occurred), unless at such time they once again qualify to participate as an active employee, director or advisory director.

If your employment or your service as a director terminates <u>before</u> you reach the designated early retirement age, you will not be able to continue as a retiree participant in the Plan after such termination. In such case, your participation in the Plan will terminate on the same date that your employment or service terminates, and your account will be closed as soon as practicable thereafter.

For those advisory directors who are participating in the Plan when their service as an advisory director terminates, such termination of service will automatically result in simultaneous termination of their participation in the Plan, regardless of their age at the time.

If your participation in the Plan should terminate involuntarily (e.g., upon termination of employment or service prior to attaining early retirement age), you will have the same three options available to you for distribution of your Plan account assets as would be available if you were to voluntarily terminate your participation. The three options are described in Question 19 below. You may indicate your choice among these options on an account distribution form obtained from the Administrative Agent. If the account is a joint account, the choice of an option for distribution of your account assets must be approved by all co-owner(s) of the account.

Closing of Account and Distribution of Assets

19.   **What happens when my account is closed? How are account assets distributed?**

When your participation in the Plan terminates and your account is closed, the assets in the account will be distributed in one of three ways, as selected by you in writing on an account distribution form obtained from the Administrative Agent. The three options are as follows:

(1)   *Distribution of Shares*. If you select this option, the Administrative Agent or its representative or agent will (i) deliver to you or on your behalf one or more stock certificates for all of the whole shares of Common Stock in your Plan account, and (ii) sell on your behalf any fraction of a share in your Plan account and remit to you the net proceeds.

(2)   *Sale of Shares and Distribution of Proceeds*. If you select this option, the Administrative Agent or its representatives or agents will sell on your behalf all of the whole shares and any fraction of a share in your account and remit to you a check in the amount of the net proceeds. If you are a Company insider or affiliate, there are special restrictions on your ability to sell Plan shares. See Question 21.

(3)   *Transfer of Account to Automatic Dividend Reinvestment Plan*. If you select this option, the Administrative Agent will transfer all of the whole shares and any fraction of a share in your Plan account to an account in your name in the Company's DRIP. If you already have a DRIP account in your name, the shares will be transferred to that account; otherwise, a new account will be opened in your name.

Note: If you do not submit a properly executed or completed account distribution form to the Administrative Agent on a timely basis, the account assets will be distributed in accordance with option (1), above.

If the Administrative Agent or its brokers or agents sell any whole or fractional shares in your account in connection with closing your account, the sale will occur in connection with the Administrative Agent's next regularly scheduled sale of shares for accountholders. Currently, such sales are scheduled to occur every month on the 20th day of the month (or if such is not a trading day, on the next trading day thereafter), and cover all sale requests received by the Administrative Agent on or before 12:00 noon, local time, on the 15th day of the month. After the sale, the Administrative Agent will promptly send you a check in the amount of the proceeds from the sale, less applicable brokerage commissions and transfer taxes, if any.

If your account is a joint account, the account distribution form submitted to the Administrative Agent specifying how the account assets should be distributed must be executed by you and each co-owner of the account. Regardless of the option selected, the assets distributed out of a joint account will be in the name of you and the co-owner or co-owners of the account jointly, unless the distribution form specifies otherwise. Thus, if shares are to be distributed (Option 1), the shares will be registered in the name of you and all co-owners jointly, unless your form specifies otherwise. Similarly, if the account shares are to be sold and the proceeds distributed (Option 2), the check will be made payable to you and the co-owner or co-owners jointly, unless otherwise specified on the form. Under Option 3 (transfer of account shares to the Company's DRIP), the shares will be deposited in a joint account under the DRIP in the names of you and all other co-owners, unless the form specifies otherwise.

20.   What happens to your Plan account when you die?

If your account is solely owned, you may designate a person or persons as beneficiary to receive your account assets in the event of your death. The beneficiary may be selected by you in writing on a prescribed form obtained from the Administrative Agent. If you fail to designate effectively a beneficiary, your estate will be deemed to be the beneficiary of your account assets. See Question 11 for the effect of death on ownership of assets held in a joint account.

If your account is jointly owned, your account assets (i.e,. the shares in your account) will be distributed to your co-owner(s) in the event of your death. If there is more than one co-owner, the shares will be registered in the names of the surviving co-owners jointly, unless you have specified some other form of ownership in your account distribution form.

Resales of Shares Acquired Under the Plan

21.   **If I am a Company insider or affiliate, are there any special restrictions on my ability to participate in the Plan, change the level of my participation, or sell my Plan shares?**

If you are a Company insider subject to Section 16 of the Exchange Act (i.e., you are a director or executive officer of the Company), you may be subject to special restrictions and procedures applicable to your participation in the Plan. You should contact the Administrative Agent to coordinate your participation in the Plan including enrolling in the Plan, modifying your level of participation in the Plan, selling shares from your Plan account, withdrawing shares from your Plan account and the terminating your participation in the Plan.

Additionally, if you are an "affiliate" of the Company within the meaning of the securities laws (i.e., a controlling person), you will also be subject to limitations on your resale of shares of Common Stock. The issue of who qualifies as an "affiliate" of the Company and what restrictions apply to resales by affiliates is discussed in Question 22, below.

If you are not an "affiliate" of the Company and have not been an "affiliate" in the preceding three months, either you or the Administrative Agent or its brokers or agents acting on your behalf may resell any shares acquired on your behalf under the Plan without registration under the Securities Act or reliance upon any special exemption from registration. In other words, as a non-affiliate, you generally will not be subject to any restrictions under the registration provisions of the Federal securities laws on the resale of your Plan shares.

22.   **Who are Company "affiliates" and what resale restrictions will apply to them?**

The term "affiliates" is defined under the Federal securities laws to include individuals who directly or indirectly, through one or more intermediaries, control the Company, such as by participating in or controlling the Company's management. Due to the broad meaning given the term "affiliates" under these laws, any director or executive officer of the Company may assume that he or she is an affiliate of the Company and should consult with counsel before selling shares acquired by such person under the Plan.

Affiliates of the Company may resell shares of Common Stock received by them under the Plan only (i) in transactions registered under the Securities Act, (ii) in reliance upon and in compliance with applicable provisions of Rule 144 under the Securities Act, which exempts from registration some resales of securities, or (iii) in reliance upon some other exemption from the registration requirements of the Securities Act. The Company has neither any obligation nor any present intention to prepare and file a special registration statement under the Securities Act for resales by affiliates of shares received by them under the Plan, and such a registration statement would be necessary before an affiliate could resell shares in a registered transaction. Whether Rule 144 or some other exemption from the registration requirements of the Securities Act is available for a resale of shares by an affiliate is a complicated question that depends upon the particular circumstances in each individual case.

Most affiliates of the Company also are Company insiders subject to Section 16 of the Exchange Act. See Question 21, above.

U.S. Federal Income Tax Consideration

23.   What are the Federal tax consequences of my participation in the Plan?

Generally, you as a Plan participant will be required to recognize and report, as income, the amount by which the purchase price for shares purchased on your behalf under the Plan is less than the market price for those shares on the date of each purchase. For example, if the applicable discount for purchases under the Plan is 5% and you purchase two shares when the market price is $20.00 per share (i.e., you pay $19.00 per share), you will receive shares having a total market value of $40.00 for a total purchase price of $38.00. The difference, a total of $2.00, will be taxable income to you at the time the shares are acquired for your account, and will be subject to applicable withholding taxes if you are an employee. The taxable income will be recognized by you, the participant, even if the shares acquired with your contributions are placed in a joint account under the Plan.

The tax basis of accountholders in shares purchased for their accounts under the Plan will be equal to the purchase price paid for such shares plus the amount of income recognized by the participant in connection with the purchase. Thus, in the example above, your tax basis in the two shares purchased would be $20.00 per share, that is, the sum of the purchase price ($19.00 per share) plus the discount ($1.00 per share, which is recognized as taxable income).

The holding period for shares purchased on behalf of an accountholder under the Plan will begin on the date the Administrative Agent purchases those shares and enters them in the holder's Plan account. This date will be identified on account statements. As an accountholder, your holding period is not affected by the date the shares may be distributed to you by the Administrative Agent out of your Plan account.

Upon any resale by accountholders or by the Administrative Agent or its brokers or agents on behalf of accountholders of shares acquired for their accounts through the Plan, any gain or loss realized by such holders will be treated as gain or loss in connection with the sale or exchange of a capital asset. Generally, long term capital gain (i.e., gain recognized on assets that have been held by a taxpayer for at least one year) is taxed at a lower tax rate than ordinary income.

If an account is a joint account, the distribution of account assets to a co-owner, who is not the Plan participant, is generally treated, for Federal estate and gift tax purposes, as a gift from the Plan participant to the co-owner at the time the distribution to the co-owner is complete. Generally, there are no estate and gift tax consequences for transfers of jointly held assets between spouses.

Tax consequences may vary depending upon individual circumstances. You are advised to consult with your personal tax advisers regarding the particular Federal income tax consequences to you of your participation in the Plan, your purchase of shares through the Plan and your sale of those shares. You also should consult with your advisers regarding the tax consequences to you, if any, under state or local tax laws.

COMPANY INFORMATION

24.   What is the Company's business?

The Company is a bank holding company principally engaged in the business of owning, supervising and controlling its banking subsidiaries. As of the date of this Prospectus, it owns two nationally chartered banks in New York: Glens Falls National Bank and Trust Company, headquartered in Glens Falls, and Saratoga National Bank and Trust Company, located in Saratoga Springs. Our principal executive office is located at 250 Glen Street, Glens Falls, New York 12801 and our telephone number is 518-745-1000.

The Company's banks serve their home towns and the communities in Northeastern New York State through an extensive network of branch offices. The banks offer electronic banking services, including online and mobile banking, as well as automated teller machines. The banks provide a broad range of financial products, such as mortgages, consumer and commercial loans, a full array of demand and time deposit account products, and wealth management and other financial services.

25.   What additional information about the Company is available?

The Company is subject to the informational requirements of the Exchange Act, and accordingly files extensive information with the SEC. Filed documents include annual and quarterly reports, proxy statements and press releases.

The following information filed by the Company with the SEC under the Exchange Act is incorporated by reference in this Prospectus:

(a)   Our Annual Report on Form 10-K for our fiscal year ended December 31, 2016, filed on March 14, 2017;

(b)   Our Quarterly Reports on Form 10-Q for the quarter ended March 31, 2017, filed on May 9, 2017, and the quarter ended June 30, 2017, filed on August 8, 2017;

(c)   Our Current Reports on Form 8-K filed on January 27, 2017, February 7, 2017, April 27, 2017, May 5, 2017, as amended by filing dated August 1, 2017, and July 27, 2017 (except, in any such case, the portions furnished and not filed pursuant to Item 2.02, Item 7.01 or otherwise); and

(d)   The description of the Common Stock of the Company contained in the registration statement on Form 8-A filed by the Company under Section 12 of the Exchange Act, including any amendments or reports filed for the purpose of updating such description.

In addition, we hereby incorporate by reference any future filings filed by the Company with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (i) after the date of the initial registration statement and prior to effectiveness of the registration statement and (ii) after effectiveness of the registration statement and prior to the termination of the offering of the securities covered by this Prospectus (other than current reports or portions thereof furnished under Item 2.02 or Item 7.01 of Form 8-K).

You may read and copy any such reports, statements or other information at the SEC's public reference room at 100 F Street, N.E., in Washington, D.C. 20549. Please call the SEC at l-800-SEC-0330 for further information on the public reference room. The Company's SEC filings are also available to the public on the SEC internet site at http://www.sec.gov.

At your request, we will send you a copy, at no charge, of any or all of these incorporated documents. Written requests should be directed to Investor Relations, Arrow Financial Corporation, 250 Glen Street, Glens Falls, New York 12801. Telephone requests for copies may be directed to (518) 745-1000, Ext. 307, Investor Relations.

The shares of Common Stock are traded on the NasdaqGS® Market. The ticker symbol is AROW.

USE OF PROCEEDS

26.   What will the Company do with the proceeds of sales of shares under the Plan?

Arrow is unable to predict the number of shares of Common Stock that will be purchased under the Plan from Arrow or the prices at which any such shares will be purchased from it. Any proceeds realized from the sale of shares under the Plan will be used by the Company for general corporate purposes.

DISCONTINUATION/AMENDMENTS TO THE PLAN

27.   May the Company discontinue or change the Plan?

The Plan will expire on August 15, 2021, the tenth anniversary of its effective date. However, the Company reserves the right to terminate the Plan at any time. If so, you will have the same options for closing your Plan account as if you had elected individually to terminate your participation. See Question 19 above.

The Board may amend the Plan from time to time in its discretion; provided, however, that any such amendment requiring the approval of shareholders of the Company under applicable law or regulation will not become effective unless and until such shareholder approval has been obtained. No such amendment may materially impair the rights of any participants to shares already acquired by them under the Plan.

PLAN OF DISTRIBUTION

Shares of our Common Stock purchased by the Administrative Agent on behalf of the participants under the Plan will be purchased directly from Arrow, consistent with the procedures and subject to the limitations described in this Prospectus. See Question 9. Plan participants for whose accounts such shares are acquired may resell such shares either in market transactions (including coverage of short positions) on any national securities exchange on which shares of our Common Stock trade or in privately negotiated transactions, without restriction under the Securities Act except for any such participants who may also be deemed to be an affiliate of Arrow or underwriters with respect to their purchase and sale of such shares. See Questions 21 and 22. Our common stock is currently listed on NasdaqGS® under the ticker symbol AROW.

You will not be charged for the cost of opening and maintaining your Plan account. You will not be charged any brokerage commissions or fees for purchases of shares on your behalf under the Plan. You will not be charged any fees for withdrawing shares from your Plan account or for the distribution of shares to you when your account is closed.

However, if the Administrative Agent or its representatives sell any shares held in your Plan account into the market, as you may direct from time to time, while your participation continues or upon the closing of your account when your participation terminates, any brokerage commissions or transfer taxes paid in connection with the sales will be deducted from the sale proceeds before they are distributed to you. No administrative fees will be charged. See Question 9.

This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, any of our Common Stock or other securities in any state or any other jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.

LEGAL MATTERS

Certain legal matters relating to the Plan and this Prospectus have been reviewed for the Company by the law firm of Thompson Coburn LLP.

EXPERTS

The consolidated financial statements of Arrow as of December 31, 2016 and 2015, and for each of the years in the three-year period ended December 31, 2016, and management's assessment of the effectiveness of internal control over financial reporting as of December 31, 2016, have been incorporated by reference herein and in the registration statement in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

With respect to the unaudited interim consolidated financial information for the periods ended March 31, 2017 and 2016, and June 30, 2017 and 2016, incorporated by reference herein, the independent registered public accounting firm has reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in Arrow's Quarterly Report on Form 10-Q for the quarters ended March 31, 2017, and June 30, 2017 and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim consolidated financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act for their report on the unaudited interim consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

* * * * *

Part II
Information Not Required in Prospectus

Item 14. *Other Expenses of Issuance and Distribution.*

SEC Registration Fee	$402
Legal Fees and Expenses	$10,000
Accounting Fees and Expenses	$5,500
Miscellaneous	$ 1,000
Total Expenses	$16,902

Item 15. *Indemnification of Directors and Officers.*

Sections 721-726 of the New York Business Corporation Law generally provide for or permit a corporation to indemnify the directors and officers against liabilities they may incur in such capacities provided certain standards are met, including good faith and the reasonable belief that the particular action was in, or not opposed to, the best interests of the corporation.

The Registrant's Certificate of Incorporation provides that directors and officers of the Registrant shall be indemnified, to the fullest extent permitted by the Business Corporation Law, against judgments, fines, amounts paid in settlement and reasonable expenses (including attorneys' fees) incurred by them in connection with actions to which they are, or are threatened to be made, parties. If a director or officer is not successful in the defense of an action, he or she is entitled to indemnification, under the Registrant's Certificate of Incorporation and the relevant provisions of law, if ordered by a court or if the Board of Directors, acting by a majority vote of a quorum of disinterested directors or upon the written opinion of independent legal counsel, determines that the director or officer acted in good faith for a purpose which he or she reasonably believed to be in the best interests of the Registrant, and, in criminal actions, had no reasonable cause to believe his or her conduct was unlawful. In connection with actions by or in the right of the Registrant (derivative suits) as to which the director or officer is not successful, indemnification is permitted for expenses and amounts paid in settlement only if and to the extent that a court of competent jurisdiction deems proper, and indemnification for adverse judgments is not permitted.

Under the Registrant's Certificate of Incorporation and applicable provisions of law, the Board of Directors or the Registrant may advance expenses to a director or officer before final disposition of an action or proceeding upon receipt of an undertaking by the director or officer to repay the amount advanced if he or she is ultimately found not to be entitled to indemnification with respect thereto.

The Registrant's Certificate of Incorporation also provides that to the fullest extent permitted by law, subject only to the express prohibitions on limitation of liability set forth in Section 402(b) of the Business Corporation Law, a director of the Registrant shall not be liable to the Registrant or its shareholders for monetary damages for any breach of duty as a director.

Pursuant to policies of directors' and officers' liability insurance, the directors and officers of the Registrant and its subsidiary banks are insured, subject to the limits, exceptions and other terms and conditions of such policy, against liability for claims made against them for any actual or alleged error or misstatement or misleading statement or act or omission or neglect or breach of duty while acting in their individual or collective capacities as directors or officers of such entities.

Item 16.   *Exhibits.*

See the Exhibit Index attached to this registration statement and incorporated herein by reference.

Item 17.   *Undertakings.*

(a) The undersigned registrant hereby undertakes:

(1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)   To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

(iii)   To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

Provided, however, that paragraphs (a)(1)(i), (a)(1)(ii) and (a)(1)(iii) of this section do not apply if the registration statement is on Form S-3 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement, or is contained in a form of prospectus filed pursuant to Rule 424(b) that is part of the registration statement.

(2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(d) The undersigned registrant hereby undertakes that:

(1)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b) (1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)   For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

The Registrant.   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Glens Falls, State of New York, on August 9, 2017.

ARROW FINANCIAL CORPORATION

By:/s/ Thomas J. Murphy
    Thomas J. Murphy,
    President and Chief Executive Officer

We, the undersigned officers and directors of Arrow Financial Corporation, hereby severally and individually constitute and appoint Thomas J. Murphy and Terry R. Goodemote and each of them, the true and lawful attorneys and agents of each of us to execute in the name, place and stead of each of us (individually and in any capacity stated below) any and all amendments (including post-effective amendments) to this Registration Statement on Form S-3 and all instruments necessary or advisable in connection therewith and to file the same with the Securities and Exchange Commission, each of said attorneys and agents to have the power to act with or without the other and to have full power and authority to do and perform in the name and on behalf of each of the undersigned every act whatsoever necessary or advisable to be done in the premises as fully and to all intents and purposes as any of the undersigned might or could do in person, and we hereby ratify and confirm our signatures as they may be signed by our said attorneys and agents and each of them to any and all such amendments and instruments.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Title	Date
/s/ Thomas J. Murphy Thomas J. Murphy	President, Chief Executive Officer and Director (Principal Executive Officer)	August 9, 2017
/s/ Terry R. Goodemote Terry R. Goodemote	Executive Vice President, Treasurer and Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)	August 9, 2017
/s/ Mark L. Behan Mark L. Behan	Director	August 9, 2017
/s/ Tenée R. Casaccio, AIA Tenée R. Casaccio, AIA	Director	August 9, 2017
/s/ Michael B. Clarke Michael B. Clarke	Director	August 9, 2017
/s/ Gary C. Dake Gary C. Dake	Director	August 9, 2017
/s/ Thomas L. Hoy Thomas L. Hoy	Director and Chairman	August 9, 2017
/s/ David G. Kruczlnicki David G. Kruczlnicki	Director	August 9, 2017

/s/ Elizabeth A. Miller Elizabeth A. Miller	Director	August 9, 2017
/s/ David L. Moynehan David L. Moynehan	Director	August 9, 2017
/s/Raymond F. O'Conor Raymond F. O'Conor	Director	August 9, 2017
/s/ William L. Owens, Esq. William L. Owens, Esq.	Director	August 9, 2017
/s/ Colin L. Read Colin L. Read	Director	August 9, 2017
/s/ Richard J. Reisman, DMD Richard J. Reisman, DMD	Director	August 9, 2017

Exhibit 5.1

August 9, 2017

Arrow Financial Corporation
250 Glen Street
Glens Falls, NY 12801

Re: Registration Statement on Form S-3 for one hundred five thousand and eight hundred forty-nine (105,849) shares of Arrow Financial Corporation Common Stock, par value $1.00, for issuance to participants under the Arrow Financial Corporation 2011 Employee Stock Purchase Plan.

Ladies and Gentlemen:

With reference to the Registration Statement on Form S-3 (the "Registration Statement") being filed by Arrow Financial Corporation, a New York corporation (the "Company"), on August 9, 2017, with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended, relating to registration of one hundred five thousand and eight hundred forty-nine (105,849) shares (the "Shares") of the Company's common stock, par value $1.00, under the Arrow Financial Corporation 2011 Employee Stock Purchase Plan, as amended from time to time (the "Plan"), we have examined such corporate records of the Company, such laws and such other information as we have deemed relevant, including an executed copy of the Opinion Certificate dated as of the date hereof executed by Terry R. Goodemote, Executive Vice President, Treasurer, and Chief Financial Officer of the Company, the Company's Certificate of Incorporation and amendments thereto, its Amended and Restated Bylaws, and statements we have received from officers and representatives of the Company.

Except to the extent expressly set forth herein, we have not undertaken any independent investigation to determine the existence or absence of such facts and no inference as to our knowledge of the existence or absence of such facts should be drawn from our representation of the Company. In examining such materials and in delivering this opinion, we have assumed the genuineness of all signatures, the authenticity of all documents submitted to us as originals, the conformity to the originals of all documents submitted to us as certified, photostatic or conformed copies, the authenticity of the originals of all such latter documents, and the correctness of statements submitted to us by officers and representatives of the Company.

Based solely on the foregoing, we are of the opinion that the Shares to be issued by the Company pursuant to the Plan have been duly authorized and, when issued by the Company in accordance with the Plan, will be duly and validly issued and will be fully paid and non-assessable.

We consent to the filing of this opinion as an exhibit to the Registration Statement.

Our opinions set forth above are limited to the Federal laws of the United States and the laws of the State of New York.

This opinion may only be used, quoted or relied upon for the purpose of complying with the Securities Act of 1933 in connection with the filing of the Registration Statement and may not be furnished to, quoted to or relied upon for any other purpose, without our prior written consent. Please note that we are opining only as to the matters expressly set forth herein and no opinion should be inferred as to any other matters.

Very truly yours,

/s/ THOMPSON COBURN LLP

Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors
Arrow Financial Corporation

We consent to the incorporation by reference in the registration statement on Form S-3 of Arrow Financial Corporation relating to the Arrow Financial Corporation 2011 Employee Stock Purchase Plan, of our reports dated March 14, 2017 with respect to the consolidated statements of condition of Arrow Financial Corporation as of December 31, 2016 and 2015, and the related consolidated statements of income, comprehensive income, cash flows, and changes in shareholders' equity for each of the years in the three-year period ended December 31, 2016, and the effectiveness of internal control over financial reporting as of December 31, 2016, incorporated herein by reference and to the reference to our firm under the heading "Experts" in the prospectus.

/s/ KPMG LLP

Albany, New York
August 9, 2017

Exhibit 15.1

August 9, 2017

The Board of Directors and Shareholders
Arrow Financial Corporation
Glens Falls, New York

Re: Registration Statement on Form S-3 related to the Arrow Financial Corporation 2011 Employee Stock Purchase Plan

With respect to the subject registration statement, we acknowledge our awareness of the use therein of our reports dated May 9, 2017 and August 8, 2017 related to our review of the interim financial information.

Pursuant to Rule 436 under the Securities Act of 1933 (the Act), such report is not considered part of a registration statement prepared or certified by an independent registered public accounting firm, or a report prepared or certified by an independent registered public accounting firm within the meaning of Sections 7 and 11 of the Act.

/s/ KPMG LLP

Albany, New York